EXHIBIT 1
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                         DESCRIPTION OF THE TRUST UNITS

INTRODUCTION

         PrimeWest Energy Trust ("Trust") is an open-end investment trust created under the laws of Alberta pursuant to a declaration of trust dated August 2, 1996, as amend from time to time ("Declaration of Trust"). The principal undertaking of the Trust is to issue Trust units ("Trust Units") to the public and to invest the Trust's funds, directly or indirectly, in petroleum and natural gas properties and assets related thereto. The sole beneficiaries of the Trust are the holders of Trust Units ("Unitholders").

         One of the Trust's primary assets is the royalty ("Royalty") granted by PrimeWest Energy Inc. ("PrimeWest") pursuant to a royalty agreement. The Royalty entitles the Trust to receive 99 percent of the net cash flow generated by the petroleum and natural gas interests held from time to time by PrimeWest, after certain costs and deductions. The distributable income ("Distributable Income") generated by these Royalties is then distributed monthly to Unitholders.

         An unlimited number of Trust Units may be issued pursuant to the Declaration of Trust, each of which represents an equal fractional undivided beneficial interest in the Trust entitling the Unitholder to receive monthly distributions of Distributable Income.

         All Trust Units share equally in all distributions from the Trust, carry equal voting rights at meetings of Unitholders, and have a right of redemption on terms set out in the Declaration of Trust. No Unitholder is liable to pay any further calls or assessments in respect of the Trust Units other than any instalment payment arrangements that are applicable to an offering of Trust Units in respect of which the Unitholder acquired his Trust Units.

         The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (CANADA) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

CASH DISTRIBUTIONS

         Cash distributions of Distributable Income are made on a monthly basis following the end of each month to Unitholders of record on the Record Date in that month.

REDEMPTION RIGHT

         Trust Units are redeemable at any time on demand by the holder thereof upon delivery to the Trust of the certificates representing such Trust Units accompanied by a duly completed and properly executed notice requesting redemption. Upon such receipt of the redemption request, all of the Unitholders' rights to and under the Trust Units tendered for redemption are surrendered and the Unitholder becomes entitled to receive a price per Trust Unit as determined by a market price formula, subject to a monthly aggregate cash cap of up to $100,000. The redemption price payable by the Trust may be satisfied by way of a cash payment, or in certain circumstances, including where such payment would cause the monthly cash cap to be exceeded, by way of an in SPECIE distribution.


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COMPULSORY ACQUISITION

         The Declaration of Trust provides that if a person within either 120 days of making an offer to purchase all outstanding Trust Units or the time for acceptance provided in that offer (provided that such offer is open for acceptance for a period of not less than 45 days), whichever period is the shorter, acquires not less than 90 percent of the outstanding Trust Units (other than those held by that person and its affiliates), that person may acquire the Trust Units of the Unitholders who did not accept the offer on the same terms as those offered to those Unitholders who accepted the offer.







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